Exhibit 99.2

Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate (“S4V”) August 01, 2024

Disclaimer This presentation does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, Valneva SE shares to any person in the USA or in any jurisdiction to whom or in which such offer or solicitation is unlawful . Valneva is a European company . Information distributed is subject to European disclosure requirements that are different from those of the United States . Financial statements and information may be prepared according to accounting standards which may not be comparable to those used generally by companies in the United States . This presentation includes only summary information provided as of the date of this presentation only and does not purport to be comprehensive . Any information in this presentation is purely indicative and subject to modification at any time without notice . Valneva does not warrant the completeness, accuracy or correctness of the information or opinions contained in this presentation . None of Valneva, or any of its affiliates, directors, officers, advisors and employees is under any obligation to update such information or shall bear any liability for any loss arising from any use of this presentation . The information has not been subject to independent verification and is qualified in its entirety by the business, financial and other information that Valneva is required to publish in accordance with the rules, regulations and practices applicable to companies listed on Euronext Paris and the NASDAQ Global Select Market, including in particular the risk factors described in Valneva’s universal registration document filed with the French Financial Markets Authority ( Autorité des Marchés Financiers , or AMF) on March 22 , 2024 ( document d’enregistrement universel 2023 ) under number D . 24 - 0157 (the “ 2023 URD”), and in the Form 20 - F filed with the U . S . Securities and Exchange Commission (SEC) on March 22 , 2024 , as well as the information in any other periodic report and in any other press release, which are available free of charge on the websites of Valneva (www . valneva . com) and/or the AMF (www . amf - france . org) and SEC ( www . sec . gov ) . Certain information and statements included in this presentation are not historical facts but are forward - looking statements, including with respect to business partnerships, the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products . The forward - looking statements (a) are based on current beliefs, expectations and assumptions, including, without limitation, assumptions regarding present and future business strategies and the environment in which Valneva operates, and involve known and unknown risk, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from those expressed or implied by these forward - looking statements, (b) speak only as of the date this presentation is released, and (c) are for illustrative purposes only . Investors are cautioned that forward - looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Valneva This presentation presents information about investigational vaccine candidates that have not been approved for use and have not been determined by any regulatory authority to be safe or effective . Management uses and presents IFRS results, as well as the non - IFRS measure of Adjusted EBITDA to evaluate and communicate its performance . While non - IFRS measures should not be construed as alternatives to IFRS measures, management believes non - IFRS measures are useful to further understand Valneva's current performance, performance trends, and financial condition . Adjusted EBITDA is a supplemental measure of performance used by investors and financial analysts . Management believes this measure provides additional analytical tools . 2 Valneva / LimmaTech - Shigella Partnership

1 Low - and middle - income countries Opportunity to develop first - in - class vaccine for a life - threatening disease Expected to provide near - term R&D upside for investors with appealing risk - benefit profile 3 Aligned with Our Vision ▪ Addresses significant unmet medical need; Shigellosis is devastating for infants and children in LMICs 1 ▪ An important public health goal, considering potential for herd immunity protection from all - cause diarrhea ▪ Rising antimicrobial - resistant enteric bacteria Aligned with Our Mission ▪ Differentiated asset with potential for first - in - class vaccine solution ▪ Augments clinical stage pipeline – anticipated Phase 3 initiation post potential Lyme approvals (2027) ▪ Potential “Plug - and play” with existing vaccine portfolio (Travel, Military, LMIC) Aligned with Our Corp. Strategy ▪ Expected to provide near - term R&D upside for investors ▪ Aligns with mid - term R&D capital allocation strategy and guidance ▪ Risk - mitigating, staggered development plan: multiple catalysts and decision points Valneva / LimmaTech - Shigella Partnership

Strategic Partnership with LimmaTech Biologics (“LMTB”) Valneva / LimmaTech - Shigella Partnership 4 1 https://lmtbio.com/wp - content/uploads/2024/02/20240221_LimmaTech_Shigella - Interim - Data - PR_Final.pdf Valneva gains exclusive worldwide rights to world’s most clinically advanced tetravalent Shigella program (“S4V”) LMTB Vaccine candidate “S4V” ▪ World’s most clinically advanced tetravalent Shigellosis vaccine candidate ▪ Tetravalent bioconjugate vaccine for prevention of disease caused by Shigella bacteria ( O - antigens of S. flexneri 2a, 3a, 6 and S. sonnei ) ▪ Developed following positive proof - of - concept clinical data with monovalent vaccine candidate, which demonstrated promising efficacy in challenge model ▪ LMTB reported positive Phase 1/2 clinical data on S4V, including robust immunogenicity against all strains; favorable safety and tolerability 1 ▪ Clinical - stage biotech company with decades of expertise in vaccine technology and disease - specific vaccine development approaches ▪ Backed by specialist healthcare investors ▪ Expanding a pipeline focused on innovative vaccine candidates against antimicrobial - resistant pathogens ▪ Multi - valent bioconjugate vaccine against E. coli developed with Janssen and acquired by Sanofi; now in Phase 3 ▪ Long - term partnerships with Pharma and NGOs

Shigellosis: Significant Unmet Medical Need 1 No approved Shigella vaccine is currently available Valneva / LimmaTech - Shigella Partnership 5 ▪ Second - leading cause of fatal diarrheal disease worldwide ▪ Estimated to cause up to 165 million cases and 600,000 deaths each year, particularly among children in LMICs 2 ▪ Caused by species of Shigella bacteria 1 . Shigellosis | CDC Yellow Book 2024 ; 2. Low - and - middle - income countries ▪ Highly contagious; person - to - person (directly or by contaminated materials), food - and water - borne transmissions are common ▪ Illness typically begins 1 – 2 days after exposure with symptoms lasting 5 – 7 days. Symptoms include diarrhea, fever and stomach cramps between others. Long term consequences can develop in children (linear growth faltering, stunting) a nd adults (arthritis). ▪ Considering the potential for herd immunity and protection from all - cause diarrhea, the development of a Shigella vaccine is an important goal for public health - priority for the World Health Organization (WHO) ▪ Shigella is a rising antimicrobial - resistant (AMR) enteric bacteria – hence a vaccine may indirectly impact the emergence of AMR

Potential first-in class vaccine, estimated >$500 million global market[1]

Committed to providing equitable access to novel vaccines[2]

Product	▪ 4-valent Shigella bio-conjugate vaccine (*S. flexneri* 2a, 3a, 6 and *S. sonnei* O-antigens)
Indication	▪ Prevention of Shigellosis caused by vaccine strains ▪ Shigellosis defined as severe or moderate diarrhea or dysentery
Storage	▪ 2-8 °C; expected shelf life >24 months
Administration	▪ Intramuscular injection ▪ One or two doses, depending on the target population

	Travelers/Military	**LMIC**
Population	▪ Travelers to endemic areas	▪ Children <5 years of age living in endemic areas
Registration	▪ Leverage Phase 2 CHIM results for immuno-bridging to remaining *S. flexneri* serotypes 3a and 6 ▪ Focus on FDA and EMA accelerated approval pathway (18+ years at launch, down to age 1)	▪ Sublicense to Global Health Partner(s) to make products available to non-profit/public sector purchasers ▪ Consider applicability for private LMIC markets either directly or via partners ▪ WHO Pre-qualification

1 Valneva assessment, 2. Supporting Valneva's ESG objectives

Valneva / LimmaTech - Shigella Partnership

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valneva

Risk-mitigating and staggered development plan

Multiple catalysts and decision points for envisaged development strategy

Risk-mitigated clinical strategy allows for efficient capital allocation in line with mid-term guidance

Anticipated Clinical Development		Accountable Party[1]	Anticipated start	Objective	Anticipated read-out
Phase 2	CHIM[2] – Adults (*S. sonnei*)	LMTB	H2/2024	Dose confirmation, efficacy read-out	H2/2025
	Pediatric (Global Health)	LMTB	H2/2024	Dose confirmation, immunogencity	H2/2025
	CHIM – Adults (*S. flexneri* 2a)	VLA	H2/2025	Efficacy read-out	H2/2026
Phase 3	CHIM – Adults	VLA	H2/2027	Efficacy read-out	H2/2029
	Field efficacy Pediatric	VLA	H2/2027	Efficacy read-out	H2/2029
	Additional pivotal	VLA	H1/2028	Safety/Immunogenicity/lot-to lot etc.	H2/2029
First approval			H2/2029		H2/2030

1 Accountable for conduct and payment; 2. Controlled human infection model

Valneva / LimmaTech - Shigella Partnership 7 valneva

Strategic Partnership with LMTB on Shigella candidate S4V Key terms ▪ VLA receives global exclusive license to develop, manufacture and commercialize “S4V ” (4 valent (flexneri 2a, 3a, 6 and sonnei O - antigens) bio - conjugate vaccine for the prevention of a disease caused by Shigella) ▪ LMTB to receive upfront, is eligible for future milestone and royalty payments  €10 million upfront payment  Future development, regulatory and sales - based milestone payments totaling up to €40 million  Low double - digit royalty on net sales in the travel segment  Additional payments and single - digit royalties based on commercialization in LMICs ▪ Parties to collaborate through Phase 2  LMTB to conduct first Phase 2 “human challenge” study (CHIM trial ( S. sonnei )) and pediatric immunogenicity study in LMICs  Valneva to initiate second Phase 2 “human challenge” study (CHIM trial)( S. flexneri 2a)  LMTB to conduct technology transfer and transfer of IND 1 to Valneva once all Phase 2 studies are fully enrolled ▪ Valneva to lead and manage all future development activities 1 Investigational New Drug Application Valneva / LimmaTech - Shigella Partnership 8

Valneva's Commercial and R&D Portfolio

Further extending a unique, differentiated portfolio

	Program	Vaccine Design / Pre-Clinical / Phase 1 / Phase 2 / Phase 3 / Commercial
Commercial Products	**IXIARO®**	Only U.S./ EU approved vaccine against Japanese encephalitis
	DUKORAL®	Established Cholera (ETEC[1]) vaccine approved in >30 countries
	IXCHIQ®	World's first and only approved chikungunya vaccine (U.S., Canada); Review ongoing in Europe & Brazil
Clinical Programs	**VLA15:** Lyme disease	Most clinically advanced Lyme vaccine program worldwide
	VLA1553: Chikungunya	Phase 3 adolescent study (Brazil) and Phase 2 pediatric study support potential label expansion
	S4V: Shigellosis	Phase 2 CHIM[2] and pediatric studies to begin H2 2024
	VLA1601: Zika	Potential for first/best-in-class
Key Pre-Clinical Activities	**VLA2112:** EBV	
	Various Enteric diseases	

1 ETEC indication in some markets only; 2 Controlled human infection model

Valneva / LimmaTech - Shigella Partnership
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Thank you Merci Danke Tack